BRENHAM OIL & GAS CORP.
601 CIEN STREE, SUITE 235
KEMAH, TX 77565
(281) 334-9479
January 6, 2011

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Re: Registration Statement on Form S-1
Registration No. 333-171565

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Brenham Oil & Gas Corp. (the "Company") respectfully requests the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-171565), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was inadvertently filed on January 6, 2011 and was never declared effective. If the staff has any questions regarding this application, please contact the undersigned, the Company's CFO, at (281) 334-9479.

Thank you for your assistance in this matter.

Very truly yours,
/s/ Sherry L. McKinzey, Chief Financial Officer